

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3233

January 27, 2017

<u>Via E-mail</u>
Matthew M. Partridge
Chief Financial Officer
Agree Realty Corporation
70 E. Long Lake Road
Bloomfield Hills, Michigan 48304

   **Re: Agree Realty Corporation
     Form 10-K for Fiscal Year Ended December 31, 2015
     Filed March 11, 2016
     File No. 001-12928**

Dear Mr. Partridge:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Coy Garrison

        Coy Garrison
        Special Counsel
        Office of Real Estate and
        Commodities